

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 14, 2018

Firouzeh Sarhangi
Chief Financial Officer
Corning Natural Gas Holdings Corporation
330 W. Williams St.
Corning, New York 14830

> **Re:** **Corning Natural Gas Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed December 29, 2017**
> **File No. 333-190348**

Dear Ms. Sarhangi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Cover Page

1. We note the file number does not match your file number in EDGAR for the Holding Company. Please revise your periodic forms filed or furnished in the future as appropriate.

Consolidated Statements of Income, page 24

2. Please tell us your basis for presenting gross margin. In this regard, we note depreciation and other expenses that may be associated directly with your utility operating revenues appear to be excluded from cost of sales in deriving gross margin. We may have further comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H.Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products